EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Three Months		One Month
	Ended March		Ended December	Year Ended November
	2009		2008	2008		2007		2006		2005
	($ in millions)
Net earnings/(loss)	$1,814		$(780)	$2,322		$11,599		$9,537		$5,626
Add:
Provision/(benefit) for taxes	815		(478)	14		6,005		5,023		2,647
Portion of rents representative of an interest factor	38		13	146		137		135		119
Interest expense on all indebtedness	2,455		1,002	31,357		41,981		31,688		18,153

Pre-tax earnings/(loss), as adjusted	$5,122		$(243)	$33,839		$59,722		$46,383		$26,545

Fixed charges (1):
Portion of rents representative of an interest factor	$38		$13	$146		$137		$135		$119
Interest expense on all indebtedness	2,474		1,008	31,444		42,051		31,755		18,161

Total fixed charges	$2,512		$1,021	$31,590		$42,188		$31,890		$18,280

Preferred stock dividend requirements	224		400	283		291		212		25

Total combined fixed charges and preferred stock dividends	$2,736		$1,421	$31,873		$42,479		$32,102		$18,305

Ratio of earnings to fixed charges	2.04	x	N/A (2)	1.07	x	1.42	x	1.45	x	1.45	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.87	x	N/A (2)	1.06	x	1.41	x	1.44	x	1.45	x

(1)	Fixed charges include capitalized interest of $19 million, $6 million, $87 million, $70 million, $67 million and $8 million as of March 2009, December 2008, November 2008, November 2007, November 2006 and November 2005, respectively.

(2)	Earnings for the one month ended December 2008 were inadequate to cover total fixed charges and total combined fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges and total combined fixed charges and preferred stock dividends were $1.26 billion and $1.66 billion, respectively.